Form 51-101F2

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the Board of Directors of Austral-Pacific Energy Limited (the “Company”):

1.	We have evaluated the Company’s Reserves Data as at December 31, 2003. The reserves data consist of the following:

	(a)	(i)	proved and proved plus probable gas and condensate reserves estimated as at December 31, 2003 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved and proved plus probable gas and condensate reserves estimated as at December 31, 2003 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.

The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

Austral-Pacific Energy Limited	- 2 -	February 24, 2004
Sproule International Limited

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

	Description		Net Present Value of Future Net Revenue
Independent	and		(Before Income Taxes, 10% Discount
Qualified	Preparation	Location of
Reserves	Date of	Reserves
Evaluator or	Evaluation	(Country)	Audited	Evaluated	Reviewed	Total
Auditor	Report		($)	($)	($)	($)

Sproule	Evaluation of	New
	the Gas and	Zealand
Condensate
Reserves of
Austral-Pacific
Energy
Limited., as of
December 31,
2003 prepared
February 2004

Total			Nil	$3,605,000	Nil	$3,605,000

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Austral-Pacific Energy Limited	- 3 -	February 24, 2004
Sproule International Limited

Executed as to our report referred to above:

Sproule International Limited Calgary, Alberta February 24, 2004
Greg D. Robinson, P.Eng., Manager, Engineering

R. Cech, P.Eng. Senior Vice-President